+-------------------------------+
                                               |         CMB APPROVAL          |
                                               |===============================|
                                               |    CMS Number:   3235-0145    |
                                               |    Expires: August 31, 1991   |
                                               |Estimated average burden hours |
                                               |      per Response...14.90     |
                                               +-------------------------------+

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                            SCHEDULE 13D


             Under the Securities Exchange Act of 1934
                        (Amendment No. 2 )*


                     BERGEN BRUNSWIG CORPORATION
- --------------------------------------------------------------------------------
                          (Name of Issuer)

           Class A Common Stock, Par Value $1.50 per share
- --------------------------------------------------------------------------------
                   (Title of Class of Securities)

                              083739102
- --------------------------------------------------------------------------------
                            (CUSIP Number)

                            Milan A. Sawdei
                     Bergen Brunswig Corporation
 4000 Metropolitan Drive, Orange, California 92668    Telephone (714) 385-4000
- --------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                             August 31, 1990
- --------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               SEC 1746 (12-91)

                           AMENDMENT NO. 2 TO
                              SCHEDULE 13D

CUSIP No.      083739102                                      Page 2 of 4 Pages
- --------------------------------------------------------------------------------
    |    NAME OF REPORTING PERSON
 1  |    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    |
    |    Robert E. Martini
- --------------------------------------------------------------------------------
    |    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
 2  |                                                                   (a) [ ]
    |                                                                   (b) [X]
- --------------------------------------------------------------------------------
 3  |    SEC USE ONLY
    |
- --------------------------------------------------------------------------------
 4  |    SOURCE OF FUNDS*
    |
    |          00
- --------------------------------------------------------------------------------
 5  |    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    |          ITEMS 2(d) OR 2(e)
    |    Not applicable.                                                    [ ]
- --------------------------------------------------------------------------------
 6  |    CITIZENSHIP OR PLACE OF ORGANIZATION
    |
    |    United States of America
- --------------------------------------------------------------------------------
 NUMBER      |  7  |   SOLE VOTING POWER
   OF        |     |
 SHARES      |     |   2,261,500 Shares of Class A Common Stock
- --------------------------------------------------------------------------------
             |  8  |   SHARED VOTING POWER
BENEFICIALLY |     |
OWNED BY     |     |   None
- --------------------------------------------------------------------------------
  EACH       |  9  |   SOLE DISPOSITIVE POWER
REPORTING    |     |
             |     |   2,260,448 Shares of Class A Common Stock
- --------------------------------------------------------------------------------
PERSON WITH  | 10  |   SHARED DISPOSITIVE POWER
             |     |
             |     |   1,052 Shares of Class A Common Stock
- --------------------------------------------------------------------------------
11  |    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |
    |    2,261,500 Shares of Class A Common Stock
- --------------------------------------------------------------------------------
12  |    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
    |
    |                                                                       [ ]
- --------------------------------------------------------------------------------
13  |    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      6.7%*
    |
    |    *Based on 33,946,544 shares outstanding including 33,272,327
    |    outstanding as set forth in the Company's Quarterly Report on Form 10-Q
    |    for the quarter ended November 30, 1990, plus 25,473 shares known by
    |    the reporting person to have been issued through 1/31/91, plus 648,744
    |    shares the reporting person has the right to acquire within 60 days.
- --------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON*
    |
- --------------------------------------------------------------------------------

                                                               SEC 1746 (12-91)

CUSIP No.      083739102                                      Page 3 of 4 Pages


                           AMENDMENT NO. 2 TO
                              SCHEDULE 13D
- --------------------------------------------------------------------------------


     Schedule 13D filed on March 6, 1989 by Robert E. Martini is hereby amended by changing page 2 of the Schedule 13D, rows 7, 9, 10, 11 and 13 to reflect the current shareholdings and percent of class held by the reporting person.

     Item 2(c) and Item 5(a)-(c) of such Schedule 13D is also amended to read as follows:

Item 2.   Identity and Background

          (c)  Effective August 31, 1990, Mr. Martini is President and Chief
Executive Officer of the Company.   The principal executive office of the
Company is 4000 Metropolitan Drive, Orange, California 92668.

Item 5.   Interest in Securities of the Issuer.

          (a)   The number and percentage of shares of Class A Common Stock
beneficially owned  by  Mr.  Martini  is   2,261,500   shares constituting  6.7%
of the shares of Class A Common Stock outstanding as calculated pursuant to Item 5 of Schedule 13D and as set forth in the explanation in Item 13 on page 2 of this Amendment No. 2 to Schedule 13D.

          (b) Except as described in Item 6, below, Mr. Martini has sole power to vote and direct the vote and to dispose, except as shown on page 2, row 10, and direct the disposition of all shares beneficially owned by him as reported in (a) above.

          (c) During the 60 day period ended January 31, 1991, Mr. Martini has disposed of by gift from his personal holdings: 8,800 shares on January 2, 1991; 200 shares on January 2, 1991; 400 shares on January 8, 1991; 400 shares on December 8, 1990; and 26,500 shares on December 31, 1990, all such gifts being Class A Common Stock.

          (d) and (e) are not applicable.

                                                               SEC 1746 (12-91)

CUSIP No.      083739102                                      Page 4 of 4 Pages



SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 1991


                                                      s/s Robert E. Martini
                                                      -------------------------
                                                          Robert E. Martini


                                                               SEC 1746 (12-91)